Exhibit 107

The pricing supplement to which this Exhibit is attached is a final prospectus reflecting a further issuance of notes for a related offering. The maximum aggregate offering price for such offering is $500,340,000 (which is the product of the amount of notes to be registered ($500,000,000) and the issue price (100.068%)).